Exhibit 99.2

NICE CXone AI-Driven Workforce Engagement Management
Receives TMC’s Future of Work Agent Experience Award

Infused with AI capabilities, NICE’s CXone WEM is recognized for its focus on the agent experience across digital and voice channels and its commitment to CX innovation

Hoboken, N.J., April 03, 2024 – NICE (Nasdaq: NICE) announced that TMC, a global, integrated media company, has named NICE CXone Workforce Engagement Management (WEM) as a recipient of the 2023 Future of Work Agent Experience Award. TMC’s first Annual Future of Work Agent Experience Award recognizes and honors companies’ commitment to excellence across all elements of the agent experience, from technology to work-life balance. According to TMC, winning this award for providing a world-class agent experience highlights the unbreakable connection between agent experience and customer experience. The winners recognize that to deliver exceptional customer service, companies must also create exceptional agent experiences.

NICE CXone’s workforce engagement management application is the only cloud platform with a complete and advanced set of WEM  applications infused with AI capabilities. Addressing the challenges of flexible work environments and, complex customer journeys, NICE’s workforce engagement management solutions place powerful, flexible tools directly in the hands of contact agents.

"The work of contact center agents has become more complex. The NICE CXone Workforce Engagement Management solution provides AI-driven insights, automation, and analysis which augments agent performance and creates enhanced customer experiences," said Barry Cooper, President, CX Division, NICE. "Providing unique ways to address these issues, NICE supports agents as they face growing customer demands. Our innovative use of AI purpose-built for CX in solutions such as Enlighten Copilot promotes efficient work with fewer repetitive tasks and faster access to knowledge for contact center employees."

“I am honored to recognize NICE with a Future of Work Agent Experience Award for its commitment to enhancing the agent experience by delivering AI-infused, automated solutions that simplify the complicated tasks that agents face in their demanding roles,” said Rich Tehrani, CEO, TMC. “In the opinion of our judges and editorial team, NICE CXone has proven to be among the best solutions across the diverse range of FoW offerings.”

To learn how organizations are delivering exceptional CX by improving agent behaviors, please visit our website for videos, demos, and expert articles: please click here for more information and click here for a demo.

About TMC
For more than 20 years, TMC has been honoring technology companies with awards in various categories. These awards are regarded as some of the most prestigious and respected honors in the communications and technology sector worldwide.  Winners represent prominent players in the market who consistently demonstrate the advancement of technologies. Each recipient is a verifiable leader in the marketplace.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.